EXHIBIT 99.1

Farmmi Announces 1-for-12 Share Consolidation

LISHUI, China, March 12, 2025 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI) announced today that at the Company’s annual general meeting on February 25, 2025, shareholders approved a consolidation of the Company’s authorized shares at the ratio of one-for-twelve. The share consolidation will become effective with NASDAQ (“Nasdaq”) and in the marketplace on March 17, 2025.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. The Company continues to meet all other listing standards.

Beginning with the opening of trading on March 17, 2025, the Company’s ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “FAMI” but under a new CUSIP Number, G33277149.

As a result of the share consolidation, each twelve ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action required on the part of shareholders. No fractional ordinary shares will be issued to any shareholders in connection with the share consolidation. Any fractional shares will instead be redeemed by the Company.

The share consolidation will reduce the number of the Company’s issued and outstanding ordinary shares from 15,007,123 to approximately 1,250,500 (subject to the redemption of the fractional shares at the closing price of the ordinary shares on March 17, 2025). The number of the Company’s authorized shares is reduced by the same one-for-twelve ratio from 500,000,000 to 41,666,667 ordinary shares. As a result of the share capital increase approved by the shareholders, the Company is authorized to issue 5,000,000,000 ordinary shares of $2.40 par value each.

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (Nasdaq: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. Farmmi sells its products both online and offline. For further information about the Company, please visit Farmmi’s website.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and our end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Farmmi, Inc.

Investor Relations

Tel: +86-0578-82612876

ir@farmmi.com